UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Talend S.A. (the “Company”) hereby announces that at the Annual Shareholders’ Meeting (the “Meeting”) held on June 6, 2017, the Company’s shareholders approved all of the proposals brought before the meeting, as summarized in the agenda below.

American Depositary Shares representing 8,308,719 ordinary shares of the Company and 10,365,292 ordinary shares, together representing 18,674,011 ordinary shares in total (65% of the ordinary shares outstanding as of the record date), were voted at the Meeting.

Ordinary General Shareholders’ Meeting

	Resolution	Votes For	Votes Against

1.	Board of Directors’ management report and presentation by the Board of Directors of the annual financial statements for the year ended on December 31, 2016 - Statutory Auditors’ reports on the financial statements for the year ended on December 31, 2016 and on the agreements described under articles L. 225-38 et seq. of the French Commercial Code - Approval of the annual financial statements for the year ended on December 31, 2016 — Full discharge to the Directors and Statutory Auditors.	18,207,301	466,710

2.	Allocation of earnings for the year ended on December 31, 2016 formal recognition of the reconstitution of the Company’s equity.	18,666,384	7,627

3.	Allocation of the sum assigned to the “unavailable reserve” account to “retained earnings”.	18,671,413	2,598

4.	Group Management report and presentation by the Board of the consolidated financial statements for the year ended on December 31, 2016 - Statutory Auditors’ report on the consolidated financial statements for the year ended on December 31, 2016 - Approval of the consolidated financial statements for the year ended on December 31, 2016.	18,672,035	1,976

5.	Review of the agreements described under articles L. 225-38 et seq. of the French Commercial Code.	16,055,945	2,618,066

6.	Ratification of the provisional appointment of Mr. S. Steven Singh as a Director.	16,596,722	2,077,289

7.	Ratification of the provisional appointment of Ms. Nanci Caldwell as a Director.	16,596,616	2,077,395

8.	Approval of the 2017 stock option or share purchase plan adopted by the Board of Directors at its meeting on April 20, 2017.	15,666,155	3,007,856

9.	Setting of the amount of Directors’ fees allocated to the Board of Directors.	18,599,981	74,030

Extraordinary General Shareholders’ Meeting

	Resolution	Votes For	Votes Against

10.	Amendment to article 4 “registered office” of the Articles of Association to comply with applicable legal provisions.	18,672,002	2,009

11.	Authorization to be given to the Board of Directors to grant Company stock options or share purchase options to Company in accordance with the provisions of articles L. 255-177 and following of the French Commercial Code.	15,812,494	2,861,517

12.	Delegation to be granted to the Board of Directors to issue and allocate founder share warrants for the benefit of employees and managers of the Company, or of a company in which the Company holds at least 75% of capital or voting rights.	13,342,257	5,331,754

13.	Authorization to be given to the Board of Directors to carry out the free allocation of existing shares or newly issued shares to salaried employees of the Company or companies in the group and/or to certain corporate officers of the Company.	13,652,018	5,021,993

14.	Delegation of authority to be granted to the Board of Directors for the purpose of issuing share warrants in favor of a category of persons meeting specified characteristics.	14,185,576	4,488,435

15.	Overall ceilings on the amount of issuances carried out under the eleventh to fourteenth resolutions above.	16,468,784	2,205,227

16.	Delegation to be granted to the Board of Directors in lieu of a capital increase through the issuance of shares of the Company to participants in a company savings plan established in accordance with articles L. 3332-1 et seq. of the French Labor Code.	16,857,372	1,816,639

17.	Delegation to be granted to the Board of directors in order to increase the share capital through issuance of Company shares with waiver of shareholders’ preferential subscription right in favor of a first category of persons meeting certain determined criteria.	16,933,678	1,740,333

18.	Delegation to be granted to the Board of Directors in order to increase the share capital through the issuance of shares of the Company, with waiver of the preferential subscription right of shareholders, in favor of a second category of persons meeting certain determined criteria.	16,933,473	1,740,538

19.	Global limit of the amount of the issuances implemented under the sixteenth, seventeenth and eighteen resolutions above.	18,666,900	7,111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: June 9, 2017	By:	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer (Principal Financial Officer)